UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TIMBERLINE RESOURCES CORPORATION

Full Name of Registrant

Former Name if Applicable

101 East Lakeside Avenue

Address of Principal Executive Office (Street and Number)

Coeur D’Alene, Idaho 83814

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is working with its independent registered public accounting firm to complete an audit of its consolidated financial statements for the year ended September 30, 2007.  Additionally, the Registrant is working with its independent registered public accounting firm to complete a re-audit of the fiscal year ended September 30, 2006, which was previously audited by the Registrant’s former independent registered public accounting firm.  The re-audit is being conducted to allow the Registrant’s current independent public accounting firm to issue one audit report covering both fiscal year ends.  These audits include an audit review of the Registrant’s wholly owned subsidiary’s operations in Mexico, which were previously audited by a Mexican accounting firm.  Due to the scope of the audit review and unexpected audit review issues, the Registrant and its independent registered public accounting firm were not able to complete the audit review without unreasonable effort and expense and therefore its Annual Report on Form 10-KSB cannot be filed within the prescribed time period.

The Registrant is working diligently with its independent registered public accounting firm and anticipates filing within the extended filing period, pursuant to Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jason K. Brenkert	303	352-1133
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☑ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TIMBERLINE RESOURCES CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 31, 2007	By	/s/ Randal Hardy

Chief Executive Officer

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